SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

Finjan Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31788H105

(CUSIP Number)

Steven M. Spurlock

Benchmark Capital

2480 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 854-8180

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA 94063

(650) 321-2400

June 3, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

CUSIP NO. 31788H105	13 D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BCPI I, L.P. (“BCPI I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
64,242,658 shares are held by BCPI I for itself and as nominee for BCPI Founders’ Fund I, L.P. (“BCPI FF”) and for other individuals and entities, except that BCPI Partners I, L.P. (“BCPI GP”), the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, BCPI Corporation (“BCPI Corp.”), the general partner of BCPI GP, may be deemed to have sole power to vote these shares, and Michael Eisenberg (“Eisenberg”) and Arad Naveh (“Naveh”), the directors of BCPI Corp., may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
64,242,658 shares are held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities, except that BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,242,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31788H105	13 D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BCPI Partners I, L.P. (“BCPI GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
64,242,658 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to vote these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
64,242,658 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,242,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31788H105	13 D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BCPI Corporation (“BCPI Corp.”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
64,242,658 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to vote these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
64,242,658 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares, and Eisenberg and Naveh, the directors of BCPI Corp., may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,242,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 31788H105	13 D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Eisenberg (“Eisenberg”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of the United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
8	SHARED VOTING POWER
64,242,658 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, and BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to vote these shares. Eisenberg is a director of BCPI Corp. and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER 0 shares.
10	SHARED DISPOSITIVE POWER
64,242,658 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, and BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares. Eisenberg is a director of BCPI Corp. and may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,242,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31788H105	13 D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Arad Naveh (“Naveh”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of the United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
8	SHARED VOTING POWER
64,242,658 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to vote these shares, and BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to vote these shares. Naveh is a director of BCPI Corp. and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER 0 shares.
10	SHARED DISPOSITIVE POWER
64,242,658 shares, all of which are directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI GP, the general partner of both BCPI I and BCPI FF, may be deemed to have sole power to dispose of these shares, and BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to dispose of these shares. Naveh is a director of BCPI Corp. and may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,242,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31788H105	13 D	Page 7 of 17 Pages

STATEMENTS ON SCHEDULE 13D

This Statement on Schedule 13D (this “Schedule 13D”) relates to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Finjan Holdings, Inc., a Delaware corporation (the “Issuer”). This Schedule 13D is being filed by BCPI I, L.P., BCPI Partners I, L.P., BCPI Corporation, Michael Eisenberg and Arad Naveh.

ITEM 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 261 Madison Avenue, New York, NY 10016.

ITEM 2.	Identity and Background.

(a) Name:

This Schedule 13D is being filed by BCPI I, L.P., a Delaware limited partnership (“BCPI I”), BCPI Partners I, L.P., a Delaware limited partnership (“BCPI GP”), BCPI Corporation, a Delaware corporation (“BCPI Corp.”), Michael Eisenberg (“Eisenberg”) and Arad Naveh (“Naveh”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCPI GP, the general partner of both BCPI I and BCPI Founders’ Fund I, L.P. (“BCPI FF”), may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. BCPI Corp., the general partner of BCPI GP, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities. Eisenberg and Naveh are directors of BCPI Corp. and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities.

(b) Residence or business address:

The business address for each of the Reporting Persons is:

Benchmark Capital
2480 Sand Hill Road, Suite 200
Menlo Park, 94025

(c) The principal occupation of each individual who is a Reporting Person is venture capitalist. The principal business of BCPI I is to make investments in private and public companies, and the principal business of BCPI GP and BCPI Corp. is to serve as the general partner of BCPI I and BCPI GP, respectively.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 31788H105	13 D	Page 8 of 17 Pages

(e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship:

BCPI I and BCPI GP are Delaware limited partnerships. BCPI Corp. is a Delaware corporation. Eisenberg and Naveh are dual citizens of the United States and Israel.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On June 3, 2013, the Issuer completed its merger with Finjan, Inc., a privately-held Delaware corporation (“Finjan”), pursuant to the Agreement and Plan of Merger, dated as of June 3, 2013 (the “Merger Agreement”), by and among the Issuer, COIN Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), and Finjan. Pursuant to the Merger Agreement, Merger Sub merged with and into Finjan, with Finjan remaining as the surviving corporation and a wholly-owed subsidiary of the Issuer (the “Reverse Merger”).

In connection with the Reverse Merger, the Issuer issued Finjan security holders 245,604,624 shares of the Issuer’s Common Stock. In connection with the Reverse Merger, BCPI I received 64,242,658 shares of the Issuer’s Common Stock, in exchange for all of its securities of Finjan.

The foregoing description of the Reverse Merger and the Merger Agreement is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	Purpose of Transaction.

The information set forth in Item 3 with respect to the Reverse Merger is incorporated into this Item 4 by reference in its entirety.

Of the shares of the Issuer’s Common Stock issued to the Finjan security holders, approximately 96.6% of such shares are subject to resale restrictions. After ten months following the closing of the Reverse Merger, the resale restrictions lapse entirely and each such security holder subject to the resale restrictions may sell all of the shares of the Issuer’s Common Stock held by such security holder.

In connection with the closing of the Reverse Merger, the Issuer appointed, among others, Eisenberg, a director of BCPI Corp., to its Board of Directors effective ten days after the mailing of the information statement of the Issuer pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended, regarding a change in the majority of directors of Issuer.

CUSIP NO. 31788H105	13 D	Page 9 of 17 Pages

The shares of the Issuer’s Common Stock acquired by the Reporting Persons in the Reverse Merger (described in Item 3 above) were acquired solely for investment purposes. The Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective partners. Any actions the Reporting Persons may undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 268,420,355 shares of Common Stock reported to be outstanding as of June 3, 2013, in the Issuer’s current report on Form 8-k, filed with the Securities and Exchange Commission on June 3, 2013.

(b) See Rows 7, 8, 9 and 10 for each Reporting Person.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of BCPI I, BCPI FF and BCPI GP, the general partner and the limited partners of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of Common Stock of the Issuer owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under certain circumstances set forth in the limited partnership agreement of BCPI I, BCPI FF and BCPI GP, the general partner and the limited partners of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of Common Stock of the Issuer owned and held by BCPI I for itself and as nominee for BCPI FF and for other individuals and entities.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated into this Item 6 by reference herein.

CUSIP NO. 31788H105	13 D	Page 10 of 17 Pages

In addition, the Issuer, BCPI I and certain of the Issuer’s security holders entered into a Registration Rights Agreement, pursuant to which the Issuer agreed to file a registration statement on Form S-1 with the Securities and Exchange Commission covering the resale of all shares of the Issuer’s Common Stock held by BCPI I and such other security holders on or before the 45th calendar day following the date of the Registration Rights Agreement.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A:	Reference to Steven M. Spurlock as Attorney-in-Fact
Exhibit B:	Agreement of Joint Filing
Exhibit C:	Agreement and Plan of Merger, dated as of June 3, 2013, by and among Converted Organics, Inc. (now known as Finjan Holdings, Inc.) (the “Issuer”), COIN Merger Sub Inc. and Finjan, Inc. (1)
Exhibit D:	Form of Registration Rights Agreement, dated as of June 3, 2013, by and between the Issuer and certain stockholders of the Issuer. (2)

(1) Incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 3, 2013.

(2) Incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 3, 2013.

CUSIP NO. 31788H105	13 D	Page 11 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 11, 2013

BCPI I, L.P., a Delaware limited partnership

By:	BCPI PARTNERS I, L.P., a Delaware limited partnership
Its:	General Partner

By:	BCPI Corporation, a Delaware corporation
Its:	General Partner

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Officer

BCPI PARTNERS I, L.P., a Delaware limited partnership

By:	BCPI Corporation, a Delaware corporation
Its:	General Partner

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Officer

BCPI CORPORATION, a Delaware corporation

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Officer

MICHAEL EISENBERG
ARAD NAVEH

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact

CUSIP NO. 31788H105	13 D	Page 12 of 17 Pages

EXHIBIT INDEX

Exhibit	Description
A	Reference to Steven M. Spurlock as Attorney-in-Fact
B	Agreement of Joint Filing
C	Agreement and Plan of Merger, dated as of June 3, 2013, by and among Converted Organics, Inc. (now known as Finjan Holdings, Inc.) (the “Issuer”), COIN Merger Sub Inc. and Finjan, Inc. (1)
D	Form of Registration Rights Agreement, dated as of June 3, 2013, by and between the Issuer and certain stockholders of the Issuer. (2)